Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
Enhanced CEO Maximilian Martin & CFO Sid Banthiya
Live at the New York Stock Exchange — IPO Edge Interview
Interviewed by John Jannarone, Editor-in-Chief, IPO Edge
Video Title: Elite Sports Competition, Paying Athletes Millions & Going Public: Enhanced CEO Maximilian Martin & CFO Sid Banthiya, Live at NYSE
Video URL: https://ipo-edge.com/elite-sports-competition-paying-athletes-millions-going-public-enhanced-ceo-maximilian-martin-cfo-sid-banthiya-live-at-nyse/
Max Martin: That's how we're differentiating ourselves from everyone else that is in the peptide space as well, through the work that we do with the athletes and the highest clinical and medical standards together with the health regulator, informing our prescription guidelines and the product offering that we have. And that's something that is so special about us, which no one else can replicate.
John Jannarone: Hello, I'm John Jannarone, editor in chief of IPO Edge. Thrilled to be here at the New York Stock Exchange. I've got a fantastic couple of guests today, two members of the C-suite, in fact, of Enhanced. Now Enhanced is going public via a merger with a SPAC and will ultimately trade here on the NYSE under ENHA. We'll get into this more later, but the SPAC currently trades up in Midtown in Nasdaq under APAD. Max Martin, the co-founder and CEO, and Sid Bantia, the CFO. Thank you, gentlemen, for joining.
Max Martin: Thanks for having us.
Sid Banthiya: Thanks for having us.
John Jannarone: So guys, for people who are not familiar with the business, can you give a quick overview and, as a co-founder, tell us a bit about the inspiration and what led you to start this company?
Max Martin: Yeah. So Enhanced is a company that revolutionizes sport. We revolutionize sport through allowing science, which is the biggest asset that we have as people, to be an integral part of it. So as you know, many traditional sporting systems have banned substances regulations. Our approach to that is if a substance is regulated by the regulator and is, for example, FDA-approved and given to you by a doctor, an athlete should be able to take it.
John Jannarone: Yeah.
Max Martin: Not just for performance benefits, but really on the longevity side as well, by quicker recovery and better injury protection. So one big thing in how we change the world. Second is we're starting to pay athletes very well. So every athlete that goes into any competition that we have has at least minimum appearance fees. They compete for great prize money, $500,000 per event. An event is like the 100-meter sprint or the 50 free in the pool. And then we pay additional bonuses for breaking world records. And so that all together gives us a prize pool of $25 million for roughly 50 athletes that are going into the games. So something truly remarkable and that we're very proud of. Now, in sports, we then showcase what the human body is truly capable of once you let science, our biggest asset, be a part of it. And so what we're exploring is once you take away all those regulations, right?
John Jannarone: Yeah.
Max Martin: What are we truly capable of? And that's extremely inspiring. We brought these two things, science being integrated and paying athletes well, already together last year when we broke our first world record. That was in the 50 free, where Kristian Gkolomeev broke a world record, and we paid him $1 million.
John Jannarone: Wow.
Max Martin: He did that after being enhanced for only three weeks, so truly remarkable performance. And now at the games, we're going to see more world records broken. What we will also see, though, is other athletes that are maybe a little bit older, that are, say, in their mid-30s, that are coming out of retirement, and they're coming back, probably not breaking a world record, but beating their personal best from when they were in their prime.
John Jannarone: Wow.
Max Martin: So we have, for example, one swimmer, her name is Megan Romano. She's 35. She came out of retirement and just recently in training, she actually broke her personal best from when she was in her 20s.
John Jannarone: How about that?
Max Martin: And Megan is a remarkable swimmer anyway. So she's a two-time world champion. And now being able to perform at this level this late in her career is something truly outstanding. Right? So all of this, what we do in sports, we utilize to create awareness that enhancements under the right clinical and medical supervision are actually safe and have huge benefits for people. And through this, we want to inspire tons of people to think about whether they should get enhanced themselves as well. And that's the bigger and probably more interesting part of the business long term, the enhanced product business that we're building—
John Jannarone: Yeah.
Max Martin: —called Live Enhanced. And so because our mission as an organization is to give everyone in the world the opportunity to live enhanced. And we do that by building a product portfolio which ranges from supplements to personalized enhancement protocols to really build a spectrum for people when they get inspired to get enhanced, to have the best kind of available substances available to them that they can do so and improve their lives themselves as well.
John Jannarone: Great. Let's bring Sid into the conversation and talk financials. So there are three main revenue streams. Let's dig into those. The first one, direct-to-consumer and telehealth services. Tell us a little about that. You can weigh in too, Max.
Sid Banthiya: Yeah. Look, that's going to be the part of the business, as Max says, that's going to be the larger part of the business going forward. But that's right. It's a direct-to-consumer business. We're focusing on both telehealth and also supplements. On the telehealth side, we're going to have protocols that are personalized to people that come to us.
John Jannarone: Yeah.
Sid Banthiya: So you'd come in, you talk about where your baseline is. You would give us your blood work and talk about what your goals are, and then we would design, with the help of a doctor and our suppliers, a protocol that is right for you. Right? And the idea is not just to just give you some sort of Rx product and then leave you alone. The idea is to actually help you and support you throughout your journey. So that's on the telehealth side, and then we supplement that with supplements. And the supplements are also designed to be personalized to each of the customers that come to us. Yeah, that is going to be a really important part of our revenue stream. We just launched it, and we're really excited about it.
John Jannarone: Can you just tell me, like give an example of how that works? Is it kind of like Teladoc, will I do like a Zoom call with someone who asks me questions and decides what the proper regimen is?
Sid Banthiya: Yeah. That's right. It's similar to what you've seen, I think, in other places in the sense that you come in, you come to the site, you do an intake form.
John Jannarone: Yeah.
Sid Banthiya: We understand a little bit more about your health background, right? You then begin to think about what you might be eligible for from an indication perspective.

John Jannarone: Yeah.
Sid Banthiya: And then what we can do once we know that is then design something that's right for you. So that's the second part of the business is you then speak to a clinician that will help you with that. And then over time, we want you to meet your goals. So we want to adjust and think about, is this still the right protocol a month from now, three months from now, six months from now, or should we adjust it over time? And I think that's the difference between what we're trying to do and something like a Teladoc, something like all of the other sort of telehealth businesses that are out there.
Max Martin: Yeah. And how we differentiate ourselves long term is truly through the work that we do with athletes, right? So everything that Sid talked about is all about personalization. But how do we make sure we have the best prescription guidelines, the best product offering? We improve that constantly through the work that we do with athletes. Every athlete that's getting enhanced with us, we actually set up a clinical study together with the health regulator in Abu Dhabi, under which the athletes get enhanced. They're receiving, I think, the best medical coverage there possibly is on the planet.
John Jannarone: Yeah.
Max Martin: But then also, every athlete has their truly personalized protocols, which constantly inform general prescription guidelines, et cetera, for the consumers at home. And so it's very similar to Formula 1. When the engineers in Formula 1 developed a Formula 1 car at the forefront of scientific innovation and technology—
John Jannarone: Yeah.
Max Martin: —that car's never going to get mass produced. But what they learn in developing that car, in some form of a derivative, is going to trickle down into the road car production a few years down the line. So very similarly with us. What helps an athlete break a world record, or when they're in their mid-30s break their personal best from when they were 22, is way too complicated for an average Joe like myself. But the work that we do with athletes constantly improves our product offering and our prescription guidelines for the people at home.
John Jannarone: Great. That makes a lot of sense. I like the analogy of the F1 there. Max, can we talk about media and broadcasting rights? And of course, the big event is coming up. I don't know if you want to get to that right away, but just tell us about media and broadcast in general for you guys.
Max Martin: It's very, very important for us.
John Jannarone: Yeah.
Max Martin: And what we want to make sure is that our content reaches as many people as possible—
John Jannarone: Yeah.
Max Martin: —with as little entry barriers for people to watch it. So the games are going to be distributed through YouTube so that everyone around the world can watch it for free. We're additionally in conversations with a lot of other broadcasters to get the games in an additional 80 million households here across the US. But overall, socials as well is extremely important for us. Everything that we do on the sporting side becomes a content creation engine to inspire people to get enhanced and convert them organically into consumers that we can then serve with our enhancement products. And so really think about our sporting business, not just as a league and a team that we're operating, but really as a 365 content engine that inspires people and showcases with real athletes that have measurable benefits, that enhancements are safe under the right supervision—
John Jannarone: Yeah.
Max Martin: —and great for people.
John Jannarone: Great. All right. Last revenue stream is brand partnerships, and this is anchored by, of course, what I just alluded to, the Enhanced Games competition coming up in just over two months. Tell us about that.
Max Martin: Do you want to do it?
Sid Banthiya: Yeah, sure.
Sid Banthiya: Brand partnerships is something that we think is really important. What we're looking for, in general, are brands that are aligned, aligned to the mission, that are actually trying to do, as it relates to performance and human optimization, are actually thinking about that as a part of their product development cycle, what their mission is, et cetera, so that they're aligned. But we're thinking about that through many different lenses. And what it ends up doing is it ends up helping us fund what we're doing on the games. So I think the key to understanding our business is knowing that those different revenue streams of what we're doing on the partnership side, what we're doing with media rights, et cetera, on the games side, and then what we're producing, as Max says, in terms of content, is directly related to the consumer business. They're very much intertwined in terms of we can control everything that's happening on the games side such that it can motivate and get consumers to actually think about what makes sense for them. So I think that's the key to understanding the different revenue streams is to understand that they're all very much connected.
John Jannarone: Great. And we're going to talk more about the Enhanced Games competition in a moment, but can we spend a couple of minutes talking about the SPAC transaction? That's probably a good one for you to tackle, you're a CFO.
Sid Banthiya: Yeah. So we're in the middle of it, is the quick answer. We announced our De-SPAC just before Thanksgiving. And at the same time, we announced a 40 million safe private placement—
John Jannarone: Okay.
Sid Banthiya: —that we did right at the same time. And we've been going through now with the SEC, the process. So we literally just filed, last night actually, our second round of comments. So we feel really good about the document at the moment, the S4 that's filed. It does a great job, I think, describing our business, describing the clinical study that Max talks about, describing what we want to do in the future. And I think that's one of the things that really differentiates us beyond how we have these two parts of the business, is that we are trying to be incredibly transparent about what we're actually doing. Transparent to the point that we're putting everything that we're doing into the S4, and it's in public disclosure, and if anybody wants to go do it, they can read it.
John Jannarone: All right, great. Now, let's go on to the Enhanced Games in a little more detail. This is a really fun one. I love these dollar amounts. Actually, why don't you tell our viewers about this? How much money is going to be given to these athletes in May?
Max Martin: Yeah. So with a total prize pool of $25 million. Over 50 athletes, it's remarkable what we're putting in place. So every athlete that, as I said before, goes into the games either is receiving a minimum appearance fee or a salary as they're part of the enhanced performance team. Just quick side note on the performance team, what we've created there is literally the best environment for any athlete in these athletic sports that they've ever been in. So beyond just salaries, what we're giving them access to some of the best coaches in the world, best recovery facilities in the world, nutritionists. We even have, in our training camps, we cook the athletes every single meal that they have based on their calorie, protein, and carb intake. Physio, therapists, sports psychologists. So we're really looking at the athlete very holistically to try to give them everything that they need so that they can perform to the best of their abilities, beyond just the pharmacological enhancements. So either minimum appearance fees or training stipends from being part of the team. The lowest that an athlete makes as a minimum appearance fee or salary is 80K. If you put this into perspective with, for example, the amount that you win if you win an Olympic gold medal, it's more than double that than what you would do if you were winning gold for Team USA.
John Jannarone: Yeah.
Max Martin: So it's quite remarkable. And then per event, as I said, 500,000. The winner taking home 250. And then for world record bonuses, 250,000 for every world record, but $1 million for the 100-meter sprint and the 50 free in the pool.

John Jannarone: Wow. How about that? Big numbers. Now, for our viewers who are potential investors but also interested in watching this, are you going to stream it? If I'm not there in Las Vegas, how can I watch the games?
Max Martin: Yeah. You'll be able to watch it on YouTube.
John Jannarone: All right.
Max Martin: You'll be able to watch it on YouTube, maybe some additional broadcasters that we're just in the process of speaking to.
John Jannarone: Oh, nice.
Max Martin: But it's definitely available for free, and you'll definitely see us flooding your social media with the clips and all the ancillary content around it.
John Jannarone: That's great. Now, this truly is the first of its kind, right? I can't remember any event like this in the past. Am I wrong? No?
Max Martin: That's right.
Max Martin: This is the first time that people are actually not naive and looking at something from a very responsible perspective. We had people that stepped outside of traditional sporting rules since the introduction of anti-doping regulations. We are having an approach where we say, "Look, the data shows us that roughly half of the athletes actually admit to using banned substances, and only 1% gets caught." And so this has been going on forever. It will be going on forever. We're saying, "Hey, the reason why no one's getting caught is because they're taking new substances that are not well-researched, and they're taking additional drugs on top of that to hide what they're taking in the first place, putting their health at a massive risk, which is completely unnecessary." So let's take what's happening in the shadows that is unsafe, put it out in the open, put the right clinical and medical supervisory framework in place to make sure that if you choose to do it, you can do it safely. So it's not an obligation for an athlete to enhance. Athletes also don't get paid more or less if they enhance or not. It's just an option for them to have everything from a clinical, medical, et cetera, perspective at their fingertips at the highest international standards to make sure that when they choose to enhance, they can do it safely.
John Jannarone: Great. And one other thing that I think we talked about back in January was that you're going to pay men and women the same, which is big news with all this talk about the WNBA and so on, right?
Max Martin: Absolutely.
John Jannarone: So tell us how you're able to do that.
Max Martin: It's a non-negotiable for us, right? We look at people as individuals, and it's—
John Jannarone: Yeah.
Max Martin: —the same for us, right? So the prize money and the world record bonuses is exactly the same. Now, the training stipends and the appearance fees are individually negotiated. And I would even say that on a like-for-like basis, if I look at the female and male athletes and what we're paying them, we're actually on a like-for-like basis paying the women more than the men.
John Jannarone: How about that? That's some good news. All right, let's shift back and talk a bit more about some of the direct-to-consumer details. So tell us a bit about why there's so much opportunity there.
Sid Banthiya: Look, I think that the opportunity for people to optimize their health is one that thematically everybody is looking at today. If you think about what's happening in every major publication, what's happening in blogs, where you have moms talking about their days, where you're talking about dads talking about what their work like. Everything is about how you can optimize and be in a position where you can have really a higher level life. And I think people are looking towards like, "How can I do that?"
John Jannarone: Yeah.
Sid Banthiya: On the prescription side, in addition to the supplement side. So we've seen this, and if you look at all the statistics in terms of TAM, exploding, each individual area of this. So I think that there is a lot of room for a new entrant, right?
John Jannarone: Yeah.
Sid Banthiya: There's obviously people that have been doing this for a little bit of time, but the approach and what we talked about in terms of learning from the athletes and being able to deliver that to the people, I think is really different, and it's really about performance. We're really thinking about this from a performance perspective, which is different than I think what is the more traditional view of looking at health and telehealth, which is really more about, "How can I make you less sick," right?
John Jannarone: Yeah.
Sid Banthiya: This is really about how can you perform and optimize your health.
John Jannarone: Yeah. I like the way you frame that.
Max Martin: And if I look at this further, everything that Sid said, we're looking at more and more performance.
Where you're seeing this at the moment immensely—
John Jannarone: Yeah.
Max Martin: —is in the peptide space. People are glorifying at the moment the use of research chemicals that have no quality control, that are obtained in unkosher ways, et cetera.
John Jannarone: Oh, man.
Max Martin: People on social media are flooding it. We have young people that are taking those, which is completely unsafe, unregulated, and the wrong approach to it. What the right approach to it is a personalized approach that looks at who you are as an individual and what your specific goals are. Just because someone on TikTok tells me that a certain protocol works for them, doesn't work for me. It's just like if I tell you, "Hey, you should have milk with your cereal," but you're lactose intolerant, doesn't really work.
John Jannarone: Right.
Max Martin: And so in the peptide space as well, that is a huge space for us to cover. RFK also has indicated that there might soon be regulatory changes, which would be incredible for us. There would be a change in the regulation for 14 peptides that move from a do-not-compound list to a list of where they could be compounded again in compounding pharmacies.
John Jannarone: Oh.
Max Martin: We are ready to launch nine of those immediately. Now with these nine, we see enough human clinical data available that would actually support the prescription of those. But what is always very important for us, even if something are legal or not, that we have enough human clinical data available to confidently prescribe those to our consumers. And the work that we do with athlete, especially now with the further regulation of those 14 peptides, what's going to be very interesting and exciting to wait for is whether the regulators going to come out as well with prescription guidelines on those.
John Jannarone: Yeah.
Max Martin: And that's really the key as well.
John Jannarone: Yeah.
Max Martin: How much of something over which period of time for which individual? The work that we do with athlete informs all of that.
John Jannarone: Right.
Max Martin: And so that's how we're differentiating ourselves from everyone else that is in the peptide space as well, through the work that we do with the athletes under highest clinical and medical standards, together with the health regulator, informing our prescription guidelines and the product offering that we have. And that's something that is so special about us, which no one else can replicate.

John Jannarone: Guys, the wheels are turning here when you talk about these social media influencers. Is that a bit of a double-edged sword? It's good that people are interested in exploring this stuff, but what you're saying is that people are buying the wrong stuff because they don't have the right guidance. Is that fair to say?
Max Martin: That's spot on.
Sid Banthiya: Yeah.
Max Martin: And that's also why we've had, for example, steroid abuse, all of these things in the past. People are taking unregulated substances from unapproved suppliers. They're just trying to get their hands on it because everyone is talking about it, and people feel like they're missing out. We've come to a point, and if you demographically look at, for example, Gen Z, how they go through college. They drink less, they party less. They're in bed by 9:30 on a Friday night instead of in a college bar.
John Jannarone: Yeah.
Max Martin: People are so much more concerned because of this massive access to information that we have.
John Jannarone: Right.
Max Martin: People feel like they're missing out.
John Jannarone: Yeah.
Max Martin: They want to catch onto it.
John Jannarone: Okay.
Max Martin: But we cannot glorify the use of unapproved and unregulated substances without the right personal clinical and medical supervision. And this is what we're offering. What Sid said before, not just at one point in time, "Hey, here are your three peptides. Just take them." No. It's continuous monitoring, continuous check-ins with the medical professionals to make sure that— What your product is, or your protocol is in month one when you start, might not be the right when you're in month three, might not be the right for you if you're in month 12. So the continuous monitoring is so important because that, again, informs further personalization to make sure that you as an individual have the best for you specifically.
John Jannarone: Great. Well, guys, we're almost out of time here, but I want to ask you, boy, there's so much cooking coming up. I mean, the second quarter's huge for you guys. You are going to consummate the merger. You got the enhanced games.
Max Martin: Yeah.
John Jannarone: What are you guys most pumped up about for the rest of the year? I mean, those are pretty big events right there.
Sid Banthiya: Yeah. Go ahead, Max. I go after.
Max Martin: It's difficult to say. I'm very excited about all of the things that we're doing. Most excited, I would probably say, is the games.
John Jannarone: Yeah.
Max Martin: But then beyond that, we've just kicked off the consumer business a couple of weeks ago, scaling this now, offering more peptides, seeing what the regulator does, and making enhancements more accessible to everyone. That's really so exciting. Enhancements change many of our lives.
John Jannarone: Yeah.
Max Martin: The athletes, our friends, investors, et cetera. How can we extend that access to not just improve the lives of few, but the life of millions, and really having this positive overall benefit on society, I think that's what gets me up in the morning.
Sid Banthiya: Yeah. I have to say, if you think about the number of things you're doing and the number of firsts, we're going to be really pioneers in the enhancements, but in terms of the way that we're doing it. We're doing it in a way that hasn't been done before. We're trying to do the same thing on the consumer side, and we're doing all of it in a way that's public. Everybody can see every step of the way. So I think that's a really exciting thing to do, and it makes you feel as if you're making some level of history based on how you're doing it, and I think we're really excited about that.
John Jannarone: All right, guys. Well, we're going to leave it there. I'm thrilled. It's been a real treat to have you here at the future home of your stock, here at the New York Stock Exchange. Sid and Max, it was a real pleasure. Thanks for joining us.
Max Martin: Thank you so much.
Sid Banthiya: Pleasure. Thank you.
John Jannarone: I'm John Jannarone, editor-in-chief of IPO Edge, signing off from the New York Stock Exchange.
* * * * *
Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced Ltd (“Enhanced” or the “Company”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and Enhanced’s registration statement on Form S-4 which has been filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.